                                                                  Exhibit (a)(9)




                              For:     Brylane Inc.

                              Contact: Robert A. Pulciani
                                       Chief Financial Officer
                                       (212) 613-9536

For Immediate Release
                                       Christine DiSanto/Amanda Mullin
                                       Morgen-Walke Associates
                                       (212) 850-5600

                               Media:  Stacy Berns/Lauren Gargano
                                       Morgen-Walke Associates
                                       (212) 850-5600

         BRYLANE INC. ANNOUNCES FOURTH QUARTER AND FISCAL 1998 RESULTS

     New York, New York, March 15, 1999 -- Brylane Inc. (NYSE:BYL) today announced financial results for the fourth quarter and fiscal year ended January 30, 1999.

     For the fourth quarter of fiscal 1998, the Company's net loss was $8.1 million, compared to net income of $14.0 million in the same period last year. The diluted net loss per share was $0.47 versus earnings of $0.77 per share in the fourth quarter of fiscal 1997. The operating loss was $5.7 million versus operating income of $30.3 million for the fourth quarter of last year. Net sales for the period totaled $332.1 million compared to $345.8 million last year.

     For the fiscal year ended January 30, 1999, net income was $10.5 million compared to $47.0 million last year. Diluted earnings were $0.58 per share versus $2.46 per share for fiscal 1997. Operating income was $58.4 million in 1998 compared to $110.3 million last year. Net sales for the year totaled $1.3 billion versus $1.3 billion in the prior year.

     Brylane Inc. is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and KingSize, serving the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, the Company's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing


                                    - more -

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arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in
New York and has facilities in Indiana, Massachusetts and Texas.


This press release contains statements that are forward-looking within the meaning of applicable federal securities laws and are based on Brylane Inc.'s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Primary factors that could cause actual results to differ are indicated in Brylane's filings with the Securities and Exchange Commission (including its Annual Report on Form 10-K for the fiscal year ended January 31, 1998).


                               (Table to Follow)
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                                  BRYLANE INC.
                            STATEMENT OF OPERATIONS
               (In millions, except share and per share amounts)
                                  (Unaudited)

                                                   Thirteen Weeks Ended             Fifty-two Weeks Ended
                                                 -------------------------        ---------------------------
                                                 1/30/99           1/31/98        1/30/99             1/31/98
                                                 ----------     ----------        ----------       ----------
Net sales                                            $332.1         $345.8         $ 1,328.4        $ 1,314.8
Cost of goods sold                                    187.5          178.7             693.7(c)         677.6(f)
                                                 ----------     ----------        ----------       ----------
Gross margin                                          144.6          167.1             634.7            637.2
Catalog and operating expenses                        147.5(a)       133.9(b)          565.0(a,d)       515.9(b)
Intangibles and organization cost amortization          2.8            2.9              11.3             11.0
                                                 ----------     ----------        ----------       ----------
Operating (loss) income                                (5.7)          30.3              58.4            110.3
Interest expense, net                                   6.1            7.6              29.1             27.7
                                                 ----------     ----------        ----------       ----------
(Loss) Income before income taxes                     (11.8)          22.7              29.3             82.6
(Benefit) Provision for income taxes                   (3.2)           8.7              12.6             31.5
                                                 ----------     ----------        ----------       ----------
Net (loss) income before extraordinary charge          (8.6)          14.0              16.7             51.1
Extraordinary charge, net of tax                       (0.5)           0.0               6.2(e)           4.1(e)
                                                 ----------     ----------        ----------       ----------
Net (loss) income                                     $(8.1)         $14.0             $10.5            $47.0
                                                 ==========     ==========        ==========       ==========

DILUTED EARNINGS PER SHARE DATA:
Net (loss) income per share before
 extraordinary charge                                $(0.50)         $0.77             $0.92            $2.67
Net (loss) income per share                          $(0.47)         $0.77             $0.58            $2.46
Diluted shares                                   17,274,939     18,272,217        18,090,886       19,412,973


Notes:

(a) Includes operating expenses for the thirteen and fifty-two weeks ended January 30, 1999 of $2.2 million associated with the offer announced on March 10, 1999 by Pinault-Printemps-Redoute S.A. (PPR) to acquire all outstanding stock of Brylane Inc. not owned by PPR. The impact of the diluted earnings per share is $0.13 in the thirteen weeks ended January 30, 1999 and $0.12 in the fifty-two weeks ended January 30, 1999.

(b) Includes a non-cash compensation charge of $0.2 million in each fiscal quarter due to amendments to the 1996 Brylane Performance Option Plan.

(c) Includes merchandise loss related to the discontinuance of Sue Brett of $1.2 million for the fifty-two weeks ended January 30, 1999.

(d) Includes relocation expenses of the King Size business to New York of $0.7 million and $0.5 million for a withdrawn registration statement in the fifty-two weeks ended January 30, 1999.

(e) For the fifty-two weeks ended January 30, 1999, represents a one-time, after tax extraordinary charge of $6.2 million related to the elimination of the deferred financing fees associated with the Senior Subordinated Notes and the 1997 Amended Bank Credit Facility. For the fifty-two weeks ended January 31, 1998, represents a one-time, after tax extraordinary charge of $4.1 million related to the elimination of the deferred financing fees associated with the 1996 Bank Credit Facility.

(f) Includes a non-recurring inventory charge of $3.3 million for the fifty-two weeks ended January 31, 1998 for the step-up of the value of inventory in connection with the Chadwick's acquisition.

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